March 17, 2009
VIA Edgar Correspondence
Mr. Larry Spirgel
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

RE:	Sunrise Senior Living, Inc. Form 10-K for Fiscal Year Ended December 31, 2007 Filed July 31, 2008; Amended on October 15, 2008 and December 29, 2008
File No. 1-16499
Dear Mr. Spirgel:
This letter sets forth our responses to the comments in your letter dated March 5, 2009.
Sunrise Senior Living, Inc.
1.	We note your response to prior comment one. You state that although the venture debt was not in default at December 31, 2007, you considered the underlying expected future cash flows of the property and venture when performing your other than temporary impairment analysis through July 31, 2008, and concluded that there was no other than temporary impairment at your investment as of December 31, 2007. However, in the preparation of the venture financial statements, management considered all facts and circumstances at the time of the issuance of the venture’s financial statements and recorded an impairment charge of $51,712,900 to record the properties at fair value in the 2007 venture’s financial statements. It is not clear to us why you believe that it was appropriate to record the impairment charge in 2007 at the venture’s level. Please explain.
Sunrise Response:
The Fountains venture is accounted for under the equity method of accounting in Sunrise’s consolidated financial statements. In completing Sunrise’s 2007 consolidated financial statements in July 2008, we considered the underlying carrying value of the venture assets under FAS 144 for purposes of calculating our share of the venture’s income or loss. In addition, we considered the expected future cash flows of the underlying venture for purposes of assessing other than temporary impairment in accordance with APB 18. In performing that analysis, we considered all available information through July 2008 in accordance with AU 560, Subsequent Events. Based on the venture’s negotiations with its lender to obtain a waiver of its covenant violations in the first and second quarter of 2008, the venture believed waivers would be obtained as of July 2008.

In connection with the preparation of the venture’s 2007 financial statements in December 2008, the venture completed an asset impairment analysis that considered expected cash flows in accordance with FAS 144. In performing that analysis, the venture considered all information available through December 2008 in accordance with AU 560, Subsequent Events. Based on the status of the venture’s ongoing negotiations with its lender coupled with the deterioration in the economic and capital markets through December 2008, the venture concluded that in December 2008 it was no longer probable that a waiver would be obtained from the venture lender. As a result, when finalizing the 2007 venture financial statements in December 2008, the expected cash flow estimates utilized for purposes of the FAS 144 impairment test assumed no waiver from the venture lenders. This estimate of probable future cash flows in accordance with FAS 144 resulted in asset impairment at the venture level based on all available information through December 2008.
2.	Tell us why you believe it was appropriate to record the impairment charge in different periods in the venture’s financial statement and in Sunrise’s financial statements. In your response, please address the following:
•	If management of the venture properly concluded, based on the pertinent facts and circumstances available to them, that the impairment was appropriately recorded as of December 31, 2007, please provide us with a copy of the materiality analysis relied upon in your determination that an adjustment to Sunrise’s 2007 historical financial statements was unnecessary.
•	If, however, Sunrise management properly concluded, based on the pertinent facts and circumstances available, that the impairment was appropriately recorded on Sunrise’s books in the third and fourth quarters of 2008, please provide us with a copy of the materiality analysis indicating that restatement is not material to the 2007 venture financial statements.

Sunrise Response:
As indicated in our response to comment #1, when we finalized our consolidated financial statements in July 2008, we considered all available information through that date and concluded that there was no asset impairment in the venture or other than temporary impairment of our equity method investment. When the venture prepared its 2007 financial statements in December 2008, there was different information available.
We believe it is appropriate that a different judgment and estimate regarding impairment could result given the different dates that the judgments are made and the information available on those different dates. Furthermore, the fact that the venture made a different judgment at a later date based on different available information would not require restatement of Sunrise’s consolidated financial statements which were finalized five months before. Sunrise’s consolidated financial statements were based on estimates derived from information available at July 2008 and any subsequent information would be accounted for prospectively as a change in estimate in accordance with FAS 154. We do not believe an error was made in the judgments and estimates rendered in July 2008 given the information available at that time.
3.	It appears to us that the facts and circumstances related to the Fountains venture’s debt, such as the 2nd notice of default received in September 2008, existed at the time you file Amendment #1 to the 2007 Form 10-K on October 15, 2008. Considering that you are the manager of the Fountains venture and the guarantor of the debt payments, it is unclear to us why you did not include any disclosure in your restated financial statements about this significant subsequent event. Further, it appears that you should have provided disclosures in the Form 10-K/A filed on October 15, 2008 about the possibility of a material change in your equity share of losses in the Fountains venture as a result of the uncertainties surrounding the venture’s debt and financial condition. Please explain.
Sunrise Response:
On October 15, 2008, we were in the process of closing our books for the consolidated entity for the third quarter of 2008. While the second notice of default was received in September 2008, as of October 15, 2008, we had not yet performed our impairment analysis and had not yet determined that our investment in the Fountains venture was impaired. By the time our 3rd quarter Form 10-Q was filed on November 7, 2008, a preliminary analysis of estimated future cash flows was completed and based on that we disclosed in our Form 10-Q that we had written down our investment in the Fountains venture by $7.4 million. We recorded an additional $2.9 million impairment charge in the 4th quarter of 2008 when the analysis of estimated future cash flows was finalized.
If you have any questions or additional comments, please contact me at the number below.
Sincerely yours,
/s/ Richard J. Nadeau
Richard J. Nadeau
Chief Financial Officer
(703) 744-1662